UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

 Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change in Chief Financial Officer

On December 18, 2025, Mr. Kai Huang, the chief financial officer and a director of ZJK Industrial Co., Ltd. (the “Company”), tendered his resignation as the chief financial officer of the Company, effective on December 18, 2025. Mr. Huang’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Huang will continue serve as a director of the Company.

On January 5, 2026, upon the recommendation of the nominating and corporate governance committee of the board of directors (the “Board”) of the Company, the Board appointed Mr. Ning Ding, the chief executive officer of the Company and chairman of the Board, to serve as the new chief financial officer of the Company with effect from December 18, 2025 to fill the vacancy created by Mr. Huang. Mr. Ding will assume the role of chief financial officer in addition to his current responsibilities as the chief executive officer, chairman of the Board and a director of the Company.

There are no family relationships between Mr. Ding and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Ding and any other person pursuant to which he was appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: January 6, 2026	By:	/s/ Ning Ding
	Name:	Ning Ding
	Title:	Chief Executive Officer, Chairman of the Board and Director